SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated August 28, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Press Release: Resolutions by Tele2’s Extraordinary General Meeting, dated August 22, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax:  +46 8 5620 0040
www.tele2.com

2019-08-22

PRESS RELEASE

Resolutions by Tele2’s Extraordinary General Meeting

Stockholm - Tele2 AB (publ) (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announced that the Extraordinary General Meeting held today voted to support the proposal by the board of directors regarding an extraordinary dividend of SEK 6.00 per share.

The Extraordinary General Meeting resolved, in accordance with the Board’s proposal, on an extraordinary dividend of SEK 6.00 per share. The record date was set to Monday, August 26, 2019. The dividend is expected to be paid out to shareholders on Thursday, August 29, 2019.

The information was distributed for disclosure at 13:30 CEST on August 22, 2019.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Marcus Lindberg, Head of Investor Relations, Phone: +46 73 439 25 40

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an underlying EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel